Mail Stop 4561

April 20, 2006

John C. Goff
Chief Executive Officer
Crescent Real Estate Equities Limited Partnership
777 Main Street, Suite 2100
Fort Worth, Texas 76102

Re:	Crescent Real Estate Equities Limited Partnership
      Form 10
      Registration No. 0-51912
      Filed on April 12, 2006

Dear Mr. Goff:

      As you know we are reviewing your Form 10-K for the fiscal year ended December 31, 2005, and have issued a number of comments regarding that review. In conjunction with that review, we will also be reviewing your Form 10, which contains similar disclosure as the
Form 10-K. This review is limited to any outstanding comments we issued relating to the Form 10-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions, please call David H. Roberts at
(202) 551-3856 or the undersigned at (202) 551-3780.


      Sincerely,



      Karen J. Garnett
      Assistant Director




John C. Goff
Crescent Real Estate Equities Limited Partnership
April 20, 2006
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